Carlos E. Duque

Attorney at Law

103 Concord Ave.

Suite 2-2

Somerville,  MA 02143

(317) 270 3353

October 14, 2011

Michael R. Clampitt, Senior Attorney

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Crown Marketing

Registration Statement on Form S-1

Filed September 9, 2011

File No. 333-176776

Dear Mr. Clampitt:

The Company responds to the staff’s comment letter of October 6, 2011 and files herewith Amendment no. 1. As a preliminary note, the initial offering price has been increased from $.07 to $.12.  The staff’s comments are reproduced below followed by our response:

General

1.

We note your statement in the Plan of Distribution section that "[t]he selling stockholders will, and any broker, broker-dealer or agent that participates with the selling stockholders in the sale of the shares by them may be deemed an "underwriter" within the meaning of the Securities Act."  As Rule 144 is not available for the resale of securities of a shell company, the entire offering is a primary offering and each of the selling shareholders is considered an underwriter.  See SEC Release 33-8869 (2007).  Accordingly, revise to identify all selling shareholders as underwriters in the registration statement and fix the offering price for the duration of the offering.  Please also revise the disclosure in the prospectus stating that this is a resale prospectus.

We have added disclosure in the cover page, Summary and Plan of Distribution to clarify that this is a resale prospectus and that the Selling Stockholders are underwriters.

2.

It is unclear how the company effected the reverse merger.  Please expand your discussion throughout your filing, where appropriate, to discuss the transaction.  Further, file as an exhibit the applicable merger agreement(s) and articles filed with the state of Wyoming pursuant to which the merger was effected.

The Company has clarified the disclosure in the Prospectus under the Business section under the caption “Background” and has filed the relevant merger documents as exhibits. The staff is advised that the “reverse merger” (as this type of transaction is colloquially referred to) actually was effected as a share exchange and not a statutory merger.

Cover Page

3.

On the cover page of the prospectus, where you state "we are registering 2,651,000 shares of common stock," please revise your discussion of the shares being registered for selling shareholders to indicate the price at which the shares will be sold.  Refer to Item 501 of Regulation S-K.  The staff would not object to language stating: "The selling shareholders will sell at a price of [$x.xx )or a range)] per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."  In addition, delete the table, footnote (1) and the first sentence of footnote (2) that appears after the risk factor cross-reference.  Finally, add a sentence after the sentence referring to public sales commissions, to indicate that if anyone is paid commissions, a post-effective amendment will be filed naming those receiving the commission and the commission terms.

Complied by revising the cover page.

Prospectus Summary, page 4

4.

Please revise your summary to disclose that you have no operating history, no customers and no revenues and disclose when you expect to begin operations.  In addition, disclose your current cash position as of the most recent practicable date, your monthly "burn rate" and the amount of time that your present capital will last at this rate.

Complied by revising the third paragraph in the Summary section and adding a fourth paragraph.

Michael R. Clampitt, Senior Attorney

October 14, 2011

Page -1-

Plan of Operation, page 7

General

5.

Please revise to include a recent developments section, including a summary of your financial condition, results of operations and related discussions for the three month periods ended September 30, 2011 and September 30, 2010.

We request that the staff reconsider its comment to include a Management’s Discussion and Analysis with respect to a financial period which is not required to be included in the prospectus. The financial statements as of and for the quarter ended September 30, 2011 are not required until 45 days after the end of the period. However, the Company has provided brief disclosure regarding its current status, in response to this comment requesting recent development disclosure.

Business, page 8

General

6.

Expand your disclosure in the summary and in this section to provide enhanced disclosure of the status of your development.  See Item 101(h)(4)(iii) of Regulation S-K.  Provide a detailed description of the actions and timing of your planned operations over the next 12 months.  Provide more detailed information about your marketing, advertising and hiring plans..

Complied by adding disclosure in the Summary and the Business section.

7.

Revise to provide a detailed description of the significant terms of the reverse merger.  Describe the company's accounting for the transaction and quantify the impact it had on your stockholders' deficiency and earnings per share.

Complied by adding disclosure to the "Background" caption in the Business section.

8.

As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan.  Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished.  To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.  This comment applies to disclosure throughout your filing, including in "Business" and "Management's Discussion and Analysis."  Please revise accordingly.

Complied by adding disclosure to the Business section and revising the discussion under Plan of Operation, where this disclosure was already present.

9.

Revise to include the information required by Item 101(h)(5) of regulation S-K.

The required information is already supplied under the section entitled "Additional Information" on page 4.

Management

Executive Compensation, page 9

10.

You state that management is not receiving any compensation, yet your summary compensation table indicates Mr. Produn received $1,800 in 2011.  Please reconcile these inconsistencies.

Complied by revising this disclosure.

Selling Stockholders, page 12

11.

For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale.  We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Pacific Coast Administrators.

All the natural person or persons who exercise shared or voting control have now been added for Pacific Coast Distributors.

12.

Please clarify whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Complied by adding a sentence to the end of the  first paragraph in the Plan of Distribution section.

Description of Securities, page 14

13.

Please revise to include a description of your Class A Warrants.

Complied.

Michael R. Clampitt, Senior Attorney

October 14, 2011

Page -2-

Financial Statements, page 16

14.

Please refer to ASC 915 and revise these financial statements to address the presentation matters contained therein.

Complied by addition of the words "A Development Stage Company" in the heading of each of the financial statements.

Item 27, Exhibits and Financial Schedules, page II-2

General

15.

We are unable to locate exhibits 3.2 and 21, as well as your lock-up agreements.  Please advise or amend your filing.

A copy of Exhibit 3.2 is filed with this amendment. There is no separate Exhibit 21. All the information required by Exhibit 21 is included in the Exhibit Index.

Exhibits 5, page II-2

16.

We note that your legal counsel, Carlos Duque, Esq. is opining on the laws of the State of Wyoming.  It does not appear Mr. Duque is licensed to practice Wyoming law.  Please advise.

The Company understands that it is, and has been for many years, acceptable for attorneys to provide legal opinions as to the effect of laws in jurisdictions in which they are not admitted.  This is especially appropriate in the case of corporate law, which is in nearly all states (including Wyoming) based upon the Model Business Corporation Act.  For example, a search of S-1 filings on EDGAR's "most recent filings" on October 7, 2011 reflects the following

Location/

State of

Admission of

Issuer

of Incorporation

Attorneys Opining

Lending Club Corporation

Delaware

California

Alentus Corporation

Nevada

Utah

Universal Tech Corp.

Delaware

New York

Silver Horn Mining

Delaware

New York

Labor Smart, Inc.

Nevada

Nevada

US Commodity Funds Trust I

Delaware

Washington DC

This brief sampling reflects the fact that it is the exception if counsel is admitted in the state of incorporation of the issuer.

Michael R. Clampitt, Senior Attorney

October 14, 2011

Page -3-

17.

We note further that the opinion states that the issued and outstanding common stock covered by the registration statement "if sold as described in the Registration Statement will be legally issued, fully paid and nonassessable."  Since the shares are currently issued and outstanding, it appears that the opinion should be revised to reflect this.  Please advise, and note that this comment does not apply to the aforementioned statement as it pertains to the unissued common shares underlying the unexercised warrants.

The Company believes that the phrase "if sold as described in the Registration Statement" is intended to modify the phrase "including the Shares underlying the Warrants" and is therefore appropriate. However, counsel has revised the opinion to eliminate any doubt.

Very truly yours,

Carlos Duque, Esq.